Exhibit 99.37

COLLECTIVE MINING LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of shareholders of Collective Mining Ltd. (the “Company”) will be held by way of teleconference on June 29, 2023 at the hour of 9:00 a.m. (Toronto time), and the Company invites shareholders to participate in that manner.

The Meeting will not be held in person in view of the evolving COVID-19 situation. The Meeting will be held by teleconference on June 29, 2023 at the hour of 9:00 a.m. (Toronto time), and the Company invites shareholders to participate in that manner. The teleconference dial-in details are as follows: 647-723-3984 or 1-866-365-4406 from Canada or the US, 7 Digit Access Code – 8487744#. The Meeting will be held for the following purposes:

(a) To receive and consider the audited financial statements of the Company for the period ended December 31, 2022, and the report of the auditors thereon;

(b) To elect the directors of the Company for the ensuing year;

(c) To appoint PricewaterhouseCoopers LLP, as auditors for the ensuing year and to authorize the board of directors to fix the remuneration to be paid to the auditors;

(d) To consider and, if deemed appropriate, to pass with or without variation a resolution to confirm and approve the “rolling” stock option plan of the Corporation; and

(e) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

This notice is accompanied by a form of proxy and the Circular.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the accompanying form of proxy so that as large a representation as possible may be had at the Meeting.

THE CORPORATION DOES NOT INTEND TO HOLD THE MEETING IN PERSON AND YOU WILL NOT BE ABLE TO VOTE YOUR SHARES AT THE MEETING BY VIRTUAL ATTENDANCE. SHAREHOLDERS THAT WISH TO PARTICIPATE VIRTUALLY MUST VOTE THEIR SHARES BY COMPLETING AND RETURNING THE ENCLOSED FORM OF PROXY BY 9:00 A.M. (TORONTO TIME) ON JUNE 27, 2023 OR 48 HOURS (EXCLUDING SUNDAYS, SATURDAYS AND HOLIDAYS) PRIOR TO ANY ADJOURNED OR POSTPONED MEETING, AS DESCRIBED IN THE CIRCULAR.

DATED at Toronto, in the Province of Ontario, as of the 23th day of May, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

“Omar Ossma”

Omar Ossma

President and CEO